www.ihstowers.com
IHS Holding Limited 1 Cathedral Piazza London SW1E 5BP www.ihstowers.com

September 8, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Ernest Greene
Jean Yu

Re:	IHS Holding Limited CIK No. 0001876183 Form 20-F for Fiscal Year Ended December 31, 2022 Filed on March 28, 2023 File No. 001-40876

To the addressees set forth above:

This letter is in response to the comment letter, dated August 28, 2023 (the “Comment Letter”), from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission regarding the above-referenced Form 20-F (the “Form 20-F”) for the fiscal year ended December 31, 2022, filed on March 28, 2023. For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Form 20-F.

Form 20-F for Fiscal Year Ended December 31, 2022

Key Financial and Operational Performance Indicators

Recurring Levered Free Cash Flow, page 93

1.	You disclose that revenue growth, Adjusted EBITDA, Adjusted EBITDA Margin, non-discretionary capital expenditure, Recurring Levered Free Cash Flows (“RLFCF”), and Return Adjusted EBITDA, the number of Towers in our portfolio and Colocation Rate are key measures to assess your financial and operational performance. You indicate that the most directly comparable IFRS measure to Adjusted EBITDA, RLFCF and Return Adjusted EBITDA is your profit/(loss) for the period. Please revise your future filings to address the following items.
●	Revise your disclosure to indicate whether you use the measure of RLFCF as a performance measure, liquidity measure or both. We note that you indicate that the most directly comparable IFRS measure to RLFCF is your profit/(loss) for the period; however, on page 93 you reconcile RLFCF to the nearest IFRS measure of cash from operations.  Revise your disclosure to correct this inconsistency, as applicable.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will revise its disclosure in future filings, including its Annual Report on Form 20-F for the year ended December 31, 2023 (the “2023 20-F”), to reflect that it uses RLFCF as a liquidity measure, and not a performance measure, and will clarify any related inconsistencies.

●	Revise to disclose the usefulness of RLFCF to investors. Your disclosure should be similar to the disclosures included in your press release in the Form 6-K filed on March 28, 2023. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will revise its disclosure in its future filings, including its 2023 20-F, to disclose the usefulness of RLFCF to investors in a manner similar to the Company’s press release in the Form 6-K filed on March 28, 2023.

●	In your press release in the Form 6-K filed on March 28, 2023, you indicate that RLFCF is useful to investors because it is also used by your management for measuring your operating performance, profitability and allocating resources. Given that free cash flow is typically a liquidity measure, help us understand how you use RLFCF to measure operating performance, profitability and allocation of resources. If you use RLFCF as a performance measure, tell us what consideration you gave to also providing a reconciliation of RLFCF to net profit/(loss) for the periods presented.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will revise its disclosure in its future filings, including its 2023 20-F, to reflect that it uses RLFCF as a liquidity measure, and not for measuring operating performance, profitability and allocating resources.

●	We note your reconciliation of RLFCF to the most comparable IFRS measure of cash from operations. Item 10(e)(1)(ii)(A) of Regulation S-K prohibits "excluding charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner, from non-GAAP liquidity measures, other than the measures earnings before interest and taxes (EBIT) and earnings before interest, taxes, depreciation and amortization (EBITDA)." In this regard, provide us with greater detail whether any of the individual charges excluded from the measure required, or will require, cash settlement. Additionally, tell us how you determined it was appropriate to include business combination costs in your calculation of RLFCF.

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The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company prepared its calculation of RLFCF with reference to C&DI 102.07, which acknowledges that the deduction of capital expenditures from the GAAP financial measure of cash flows from operating activities does not violate the prohibitions in Item 10(e)(1)(ii) and that the measure does not have a uniform definition. RLFCF is frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present a RLFCF-related measure when reporting their results. Such measures are used in the telecommunications infrastructure sector as they are seen to be important in assessing a company’s liquidity. The Company believes that by excluding non-recurring charges from its presentation of RLFCF, investors will be able to more closely (i) assess the steady-state cash flow generation of the Company and (ii) compare the liquidity of the Company against its peers.

The Company’s definition of RLFCF therefore excludes certain non-recurring items that require cash settlement, including certain business combination costs, other costs, and other income, but are not reflective of the Company’s normal, recurring free cash flow. Updating our calculation of RLFCF to include these items would negatively impact investors’ ability to compare this metric to similar metrics presented by many of our competitors. It should also be noted that RLFCF is one of four key metrics for which the Company provides annual financial guidance to the market. Changing the definition would impact the Company’s 2023 annual financial guidance and we believe that it would be confusing to investors.

●	Tell us how you determined it was appropriate to include non-cash items, such as, reversal of loss allowance on trade receivables, (reversal of impairment)/impairment of inventory, and listing costs, in your determination of RLFCF.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will revise its disclosure in future filings, including the 2023 20-F, to not exclude reversal of loss allowance on trade receivables and (reversal of impairment)/impairment of inventory from the calculation of RLFCF. Listing costs require cash settlement, and are not likely to impact our results in future financial periods.

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We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact me by telephone at +44 208 106 1599 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Steve Howden
Steve Howden
Executive Vice President and Chief Financial Officer
IHS Holding Limited

cc:

(via email)

Sam Darwish, IHS Holding Limited

Mustafa Tharoo, IHS Holding Limited

Marc Jaffe, Esq., Latham & Watkins LLP

Ian D. Schuman, Esq., Latham & Watkins LLP

Benjamin J. Cohen, Esq., Latham & Watkins LLP

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